Exhibit 99.6

FOR IMMEDIATE RELEASE	Thursday, April 22, 2010
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise).

CELESTICA ANNOUNCES FIRST QUARTER FINANCIAL RESULTS

First Quarter 2010 Summary

•      Revenue of $1.52 billion, compared to $1.47 billion for the same period last year

•      GAAP net earnings of $25.9 million, or $0.11 per share, compared to GAAP net earnings of $19.2 million, or $0.08 per share, last year

•      Non-GAAP adjusted net earnings of $0.19 per share, compared to $0.15 per share for the same period last year

•      Non-GAAP return on invested capital of 23.3%, compared to 18.8% last year

•      Non-GAAP adjusted operating margin of 3.4%, compared to 3.2% last year

•      Non-GAAP adjusted gross margin of 7.2%, compared to 7.8% last year

•      Inventory turns of 8.1x, compared to 7.3x turns last year

•      Cash flow from operations of $11.5 million, non-GAAP free cash flow of $9.2 million

•      Second quarter of 2010 revenue guidance of $1.5 billion - $1.6 billion, non-GAAP adjusted net earnings per share of $0.19 - $0.23.

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the first quarter ended March 31, 2010.

First Quarter Results

Revenue for the quarter was $1,518 million, compared to $1,469 million in the first quarter of 2009, reflecting primarily new wins from existing customers and an improving economic environment, partially offset by program declines. GAAP net earnings were $25.9 million, or $0.11 per share, compared to GAAP net earnings of $19.2 million, or $0.08 per share, for the same period last year.

Adjusted net earnings for the quarter were $43.1 million, or $0.19 per share, compared to adjusted net earnings of $33.6 million, or $0.15 per share, for the same period last year. The term adjusted net earnings is a non-GAAP measure defined as net earnings before other charges, amortization of intangible assets (excluding amortization of computer software), total stock-based compensation including option and restricted stock expense, and gains or losses related to the repurchase of shares and debt, net of tax and significant deferred tax write-offs or recoveries. Detailed GAAP financial statements and supplementary information related to adjusted net earnings and other non-GAAP measures appear at the end of this press release.

First Quarter Results Compared to Guidance

The company’s revenue and adjusted net earnings per share for the first quarter of 2010 were within the company’s published guidance, announced on January 27, 2010, of revenue of $1.45 billion to $1.60 billion, and adjusted net earnings per share of $0.15 to $0.21.

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“Celestica’s first quarter results demonstrate our ability to deliver both strong and consistent returns and profitability,” said Craig Muhlhauser, President & CEO.

“The year-over-year revenue growth in the first quarter reflects the gradually improving economy, but also highlights the success Celestica has had in winning new business. We believe Celestica is well positioned to continue to capitalize on a number of new opportunities that are emerging globally across a broad range of markets and customers.”

Second Quarter of 2010 Outlook

For the second quarter ending June 30, 2010, the company anticipates revenue to be in the range of $1.5 billion to $1.6 billion, and adjusted net earnings per share to be in the range of $0.19 to $0.23.

First Quarter Webcast and Annual Shareholders Meeting Webcast

Management will host its first quarter results conference call webcast today at 8:00 a.m. Eastern. The company’s Annual Meeting of Shareholders will be held today at 10:00 a.m. at the TMX Broadcast Centre, The Exchange Tower, 130 King St. West, Toronto, Ontario. Both webcasts can be accessed at www.celestica.com.

CEO Enters Automatic Securities Disposition Plan

Celestica also announced today that Craig Muhlhauser, President & CEO, has entered into an automatic securities disposition plan for the sale of up to 1,496,147 Subordinate Voting Shares between May 10, 2010 and April 29, 2011. The shares represent approximately eight percent of Mr. Muhlhauser’s total vested and unvested equity at target performance levels.

Sales will be conducted by an independent broker pursuant to pre-determined criteria on a monthly basis and effected in part through the exercise of stock options previously granted to Mr. Muhlhauser.

In accordance with applicable Canadian provincial and U.S. securities laws, including Rule 10b5-1 of the Securities and Exchange Commission, the plan allows for the disposition of Subordinate Voting Shares and the related exercise of options on a pre-determined, automatic basis regardless of whether trading restrictions are in place, including whether Mr. Muhlhauser subsequently receives material non-public information regarding Celestica.  Mr. Muhlhauser is not permitted to revoke or rescind the plan and, subject to limited exceptions, is not permitted to modify or amend the plan.  Dispositions pursuant to the plan will be reported in accordance with applicable securities laws.

Supplementary Information

In addition to disclosing detailed results in accordance with Canadian generally accepted accounting principles (GAAP), Celestica provides supplementary non-GAAP measures as a method to evaluate the company’s operating performance.  See table below.

Management uses adjusted net earnings (and other non-GAAP measures) as a measure of enterprise-wide performance. Management believes adjusted net earnings is a useful measure for management, as well as investors, to facilitate period-to-period operating comparisons at the company and with its major North American EMS competitors. Adjusted net earnings do not include the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt and the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries.  The company also excludes the following recurring charges: restructuring costs, total stock-based compensation (including option and restricted stock expense), the amortization of intangible assets (except amortization of computer software), and the related income tax effect of these adjustments.  The term adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings, which is a non-GAAP measure, to Canadian GAAP net earnings below.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com. The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial and/or operational results including those relating to the redemption of our Senior Subordinated Notes and the expected benefits of such redemption, and our financial or operational performance.  Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry, including changes in the trend for outsourcing; our dependence on a limited number of customers and end markets; variability of operating results among periods; the challenges of effectively managing our operations, including responding to significant changes in demand from our customers; our inability to retain or expand our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer activities; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; the challenge of managing our financial exposures to foreign currency fluctuations; and the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers. These and other risks and uncertainties, as well as other information related to the company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian securities regulators. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As of its date, this press release contains any material information associated with the Company’s financial results for the first quarter ended March 31, 2010 and revenue and adjusted net earnings guidance for the second quarter ending June 30, 2010.  Revenue and earnings guidance is reviewed by the Company’s Board of Directors.  Our revenue and earnings guidance is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the Company. The material assumptions may include the following: forecasts from our customers, which range from 30 to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above.  It is Celestica’s policy that revenue and earnings guidance is effective on the date given, and will only be updated through a public announcement.

Contacts:
Laurie Flanagan	Paul Carpino
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

The following table sets forth, for the periods indicated, a reconciliation of Canadian GAAP net earnings to adjusted net earnings and other non-GAAP measures (in millions of U.S. dollars, except per share amounts).  Non-GAAP measures do not have any standardized meaning prescribed by Canadian or U.S. GAAP and are not necessarily comparable to similar measures presented by other companies.  Non-GAAP measures are not measures of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure under Canadian or U.S. GAAP.

Beginning in the fourth quarter of 2009, the company revised its definition of the following non-GAAP measures — adjusted net earnings, return on invested capital, adjusted operating margin (EBIAT), adjusted cost of sales, adjusted gross profit, adjusted gross margin and adjusted selling, general and administrative expenses (SG&A) — to exclude (in addition to the items excluded under the previous definition) total stock-based compensation expense (consisting of option and restricted stock expense).  These non-GAAP measures, including comparables for prior periods, reflect the revised definition, unless otherwise specified.

	2009			2010
Three months ended March 31	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$1,469.4	$—	$1,469.4	$1,518.1	$—	$1,518.1
Cost of sales (1) (2)	1,358.2	(3.0)	1,355.2	1,412.4	(4.0)	1,408.4
Gross profit (1) (2)	111.2	3.0	114.2	105.7	4.0	109.7
SG&A (1) (2)	67.4	(3.4)	64.0	60.5	(5.0)	55.5
Amortization of intangible assets	5.8	(3.1)	2.7	3.7	(1.3)	2.4
Other charges	12.5	(12.5)	—	14.5	(14.5)	—
Operating earnings - EBIAT (3)	25.5	22.0	47.5	27.0	24.8	51.8
Interest expense, net	10.2	—	10.2	3.9	—	3.9
Net earnings before tax	15.3	22.0	37.3	23.1	24.8	47.9
Income tax expense (recovery)	(3.9)	7.6	3.7	(2.8)	7.6	4.8
Net earnings	$19.2	$14.4	$33.6	$25.9	$17.2	$43.1

# of shares (in millions) - diluted	229.4		229.4	232.8		232.8
Earnings per share - diluted	$0.08		$0.15	$0.11		$0.19

ROIC (4)			18.8%			23.3%
Free cash flow (5)			$16.1			$9.2

(1)         Excludes total stock-based compensation, comprised of option and restricted stock expense.

(2)          Management uses adjusted cost of sales, adjusted gross profit, adjusted gross margin and adjusted SG&A as measures to assess operating performance. Management believes that each of these is an appropriate measure for management, as well as investors, to compare operating performance from period-to-period. Adjusted cost of sales is calculated by excluding total stock-based compensation from GAAP cost of sales. Adjusted gross profit is calculated by excluding total stock-based compensation from GAAP gross profit. Adjusted gross margin is calculated by dividing adjusted gross profit by revenue. Adjusted SG&A is calculated by excluding total stock-based compensation from GAAP SG&A. Adjusted SG&A percentage is calculated by dividing adjusted SG&A by revenue.

(3)        Management uses EBIAT (adjusted operating margin) as a measure to assess operating performance.  Excluded from EBIAT are the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt, and the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries.  We also exclude the following recurring charges: restructuring costs, total stock-based compensation (including option and restricted stock expense), amortization of intangible assets (except amortization of computer software), interest expense or income, and the related income tax effect of these adjustments.  Management believes EBIAT, which isolates operating activities before interest and taxes, is an appropriate measure for management, as well as investors, to compare the company’s operating performance from period-to-period. There is no comparable measure under Canadian or U.S. GAAP.  EBIAT should not be considered as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP.

(4)        Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to its customers. The ROIC measure used by the company includes operating margin, working capital management and asset utilization.  ROIC is calculated by dividing EBIAT (defined in (3) above) by average net invested capital.  Net invested capital consists of total assets less cash, accounts payable, accrued liabilities and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter. Management believes ROIC is an appropriate measure for management, as well as investors, to compare operating performance from period-to-period. There is no comparable measure under Canadian or U.S. GAAP.

(5)         Management uses free cash flow as a measure to assess operational cash flow performance.  Free cash flow is calculated as cash generated from operations less capital expenditures (net of proceeds from the sale of surplus property and equipment).  Management believes free cash flow is an appropriate measure for management, as well as investors, to compare cash flow performance from period-to-period. There is no comparable measure under Canadian or U.S. GAAP.

GUIDANCE SUMMARY

	Q1 10 Guidance	Q1 10 Actual	2Q 10 Guidance(6)
Revenue	$1.45B - $1.60B	$1.52B	$1.5B - $1.6B
Adjusted net EPS	$0.15 - $0.21	$0.19	$0.19 - $0.23

(6)         Guidance for the second quarter of 2010 is provided only on an adjusted net earnings basis.  This is due to the difficulty in forecasting the various items impacting GAAP net earnings, such as the amount and timing of our restructuring activities.

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

(unaudited)

	December 31	March 31
	2009	2010
Assets
Current assets:
Cash and cash equivalents (note 6)	$937.7	$712.2
Accounts receivable	828.1	799.7
Inventories	676.1	724.3
Prepaid and other assets	74.5	72.5
Income taxes recoverable	21.2	21.4
Deferred income taxes	5.2	5.7
	2,542.8	2,335.8
Property, plant and equipment	393.8	380.3
Goodwill from business combinations (note 2)	—	3.0
Intangible assets	32.3	33.5
Other long-term assets	137.2	139.0
	$3,106.1	$2,891.6

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$927.1	$978.3
Accrued liabilities (note 4)	331.9	250.8
Income taxes payable	38.0	40.5
Current portion of long-term debt (note 3)	222.8	—
	1,519.8	1,269.6
Accrued pension and post-employment benefits	75.4	78.5
Deferred income taxes	28.0	24.3
Other long-term liabilities	7.1	7.0
	1,630.3	1,379.4
Shareholders’ equity:
Capital stock	3,591.2	3,596.3
Contributed surplus	210.6	214.2
Deficit	(2,381.8)	(2,355.9)
Accumulated other comprehensive income	55.8	57.6
	1,475.8	1,512.2
	$3,106.1	$2,891.6

Contingencies (note 9).

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the
2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended March 31
	2009	2010

Revenue	$1,469.4	$1,518.1
Cost of sales	1,358.2	1,412.4
Gross profit	111.2	105.7
Selling, general and administrative expenses	67.4	60.5
Amortization of intangible assets	5.8	3.7
Other charges (note 4)	12.5	14.5
Interest on long-term debt	10.4	3.8
Other interest expense (income)	(0.2)	0.1
Earnings before income taxes	15.3	23.1
Income tax expense (recovery):
Current	2.7	3.1
Deferred	(6.6)	(5.9)
	(3.9)	(2.8)
Net earnings for the period	$19.2	$25.9

Basic earnings per share	$0.08	$0.11

Diluted earnings per share	$0.08	$0.11

Shares used in computing per share amounts:
Basic (in millions)	229.4	229.9
Diluted (in millions)	229.4	232.8

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the
2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended March 31
	2009	2010

Net earnings for the period	$19.2	$25.9
Other comprehensive income, net of tax:
Currency translation adjustment	(9.1)	(2.0)
Change from derivatives designated as hedges	10.5	3.8
Comprehensive income	$20.6	$27.7

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the
2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended March 31
	2009	2010

Cash provided by (used in):
Operations:
Net earnings for the period	$19.2	$25.9
Items not affecting cash:
Depreciation and amortization	25.8	22.5
Deferred income taxes	(6.6)	(5.9)
Stock-based compensation	6.4	5.7
Restructuring charges (note 4)	0.6	(0.2)
Other charges	6.5	7.7
Other	(7.9)	(0.6)
Changes in non-cash working capital items:
Accounts receivable	342.6	28.9
Inventories	92.3	(47.7)
Prepaid and other assets	19.9	6.7
Income taxes recoverable	(3.0)	(0.2)
Accounts payable and accrued liabilities	(446.9)	(33.8)
Income taxes payable	(1.3)	2.5
Non-cash working capital changes	3.6	(43.6)
Cash provided by operations	47.6	11.5

Investing:
Acquisition (note 2)	—	(5.0)
Purchase of computer software and property, plant and equipment	(32.4)	(7.6)
Proceeds from sale of assets	0.9	5.3
Other	0.8	(0.3)
Cash used in investing activities	(30.7)	(7.6)

Financing:
Repurchase of Senior Subordinated Notes (Notes) (note 3(c))	(149.7)	(231.6)
Proceeds from termination of swap agreements (note 3(c))	14.7	—
Repayment of capital lease obligations	(0.6)	—
Issuance of share capital	—	3.5
Other	(1.0)	(1.3)
Cash used in financing activities	(136.6)	(229.4)

Decrease in cash	(119.7)	(225.5)
Cash and cash equivalents, beginning of period	1,201.0	937.7
Cash and cash equivalents, end of period	$1,081.3	$712.2

Supplemental cash flow information (note 6).

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the
2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

(unaudited)

	Number of shares (1) (in millions)	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (note 8)

Balance — December 31, 2008	229.2	$3,588.5	$204.4	$(2,436.8)	$9.4
Stock-based compensation costs	—	—	6.4	—	—
Other	—	—	0.5	—	—
Net earnings for the period	—	—	—	19.2	—
Currency translation adjustments	—	—	—	—	(9.1)
Change from derivatives designated as hedges	—	—	—	—	10.5
Balance — March 31, 2009	229.2	$3,588.5	$211.3	$(2,417.6)	$10.8

Balance — December 31, 2009	229.5	$3,591.2	$210.6	$(2,381.8)	$55.8
Shares issued	0.5	5.1	—	—	—
Stock-based compensation costs	—	—	3.2	—	—
Other	—	—	0.4	—	—
Net earnings for the period	—	—	—	25.9	—
Currency translation adjustments	—	—	—	—	(2.0)
Change from derivatives designated as hedges	—	—	—	—	3.8
Balance — March 31, 2010	230.0	$3,596.3	$214.2	$(2,355.9)	$57.6

(1) Includes subordinate voting shares and multiple voting shares.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.     Basis of presentation and significant accounting policies:

We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the 2009 annual consolidated financial statements.  These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly our financial position as at March 31, 2010 and the results of operations, comprehensive income and cash flows for the three months ended March 31, 2009 and 2010.

i)     Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  We applied significant estimates and assumptions to our valuations against inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the fair values used in testing long-lived assets, and to valuing our pension costs.  We evaluate our estimates and assumptions on a regular basis, taking into account historical experience and other relevant factors. Actual results could differ materially from those estimates and assumptions.

These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2009 annual consolidated financial statements.

ii)    Recently issued accounting pronouncements:

(a)  International financial reporting standards (IFRS):

In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises. IFRS will replace Canadian GAAP effective January 1, 2011.  IFRS is effective for our first quarter of 2011 and will require that we restate our 2010 comparative numbers under IFRS.  Our IFRS transition plan is progressing according to our implementation schedule, which includes completing our formal staff training in the second quarter of 2010. We disclosed our preliminary IFRS accounting policy decisions in our 2009 annual management’s discussion and analysis. Although we have identified key accounting policy differences, we have only begun the quantification process.  We cannot at this time determine the full impact of IFRS on our consolidated financial statements.

(b)  Business combinations:

In January 2009, the CICA issued Handbook Section 1582, “Business combinations,” which replaces the existing standards.  This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value.  Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs and restructuring charges will be expensed as incurred. This standard is equivalent to the IFRS on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements unless we engage in a significant acquisition.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(c) Multiple deliverable revenue arrangements:

In December 2009, the CICA issued EIC 175, “Multiple deliverable revenue arrangements,” which replaces the existing standards.  This abstract provides additional guidance for arrangements involving multiple deliverables including how consideration should be measured and allocated to the separate units of an arrangement.  This abstract is effective for 2011.  Earlier adoption is permitted.  We are evaluating the impact of adopting this abstract on our consolidated financial statements.

2.              Acquisition:

In January 2010, we acquired the shares of Scotland-based Invec Solutions Limited (Invec) for a cash purchase price of $5.0. Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets.  The amount of goodwill and intangible assets, primarily computer software assets, arising from this acquisition was $3.0 and $3.8, respectively. We are in the process of finalizing the valuation of certain items.  Accordingly, our fair value allocation is preliminary and is subject to refinement.

3.              Long-term debt:

	December 31	March 31
	2009	2010

Secured, revolving credit facility due 2011 (a)	$—	$—
Senior Subordinated Notes due 2013 (2013 Notes) (b)(c)	223.1	—
Embedded prepayment option at fair value (c)	(1.5)	—
Basis adjustments on debt obligation (c)	3.1	—
Unamortized debt issue costs (c)	(1.9)	—
Current portion of long-term debt	$222.8	$—

(a)         We have a revolving $200.0 credit facility with a maturity of April 2011.  We are required to comply with certain restrictive covenants relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. There were no borrowings outstanding under the facility at March 31, 2010.  Commitment fees for the first quarter of 2010 were $0.6. We were in compliance with all covenants at March 31, 2010.  Based on the required financial ratios at March 31, 2010, we have full access to this facility.

We also have uncommitted bank overdraft facilities available for intraday operating requirements which total $65.0 at March 31, 2010.  There were no borrowings outstanding under these facilities at March 31, 2010.

(b)         In June 2005, we issued the 2013 Notes with a principal amount of $250.0 and a fixed interest rate of 7.625%.  We repurchased the remaining 2013 Notes in the first quarter of 2010. See note 3(c).

(c)          In March 2009, we paid $149.7, excluding accrued interest, to repurchase Senior Subordinated Notes due 2011 (2011 Notes) with a principal amount of $150.0.  In November 2009, we paid $346.1, excluding accrued interest, to repurchase the remaining 2011 Notes with a principal amount of $339.4. We recognized a gain of $9.1 in the first quarter of 2009 and a gain of $10.4 in the fourth quarter of 2009 on these repurchases which we recorded in other charges.  In March 2010, we paid $231.6, excluding accrued interest, to repurchase the remaining 2013 Notes and recognized a loss of $8.8 in other charges. The gain or loss on the repurchases was measured based on the carrying value of the repurchased portion of the Notes, which included the related basis

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

adjustment, the unamortized debt issue costs and the carrying value of the embedded prepayment option, on the dates of repurchase.

In the first quarter of 2009, we also terminated the interest rate swap agreements related to the 2011 Notes and received $14.7 in cash, excluding accrued interest, as settlement of these agreements. In connection with the termination of the swap agreements, we discontinued fair value hedge accounting on the 2011 Notes in the first quarter of 2009 and recorded a write-down, through other charges, of $15.6 in the carrying value of the embedded prepayment option on the 2011 Notes to reflect the change in fair value upon hedge de-designation. We amortized the historical fair value adjustment on the 2011 Notes until they were repaid, using the effective interest rate method.  This amortization is recorded as a reduction of interest expense on long-term debt.

We marked-to-market the bifurcated embedded prepayment options in our Notes until the options were extinguished.  The change in the fair values each period were recorded in interest expense on long-term debt, except for the write-down of the embedded prepayment option due to hedge de-designation or debt repurchase which we recorded in other charges.  The impact on our results of operations is as follows:

	Three months ended March 31
	2009	2010

Decrease in interest expense on long-term debt	$1.8	$0.1

4.              Other charges:

	Three months ended March 31
	2009	2010

Restructuring (a)	$6.7	$8.1
Loss (gain) on repurchase of Notes (note 3(c))	(9.1)	8.8
Write-down of embedded prepayment option (note 3(c))	15.6	—
Other (b)	(0.7)	(2.4)
	$12.5	$14.5

(a) Restructuring:

In January 2008, we estimated that a restructuring charge of between $50 and $75 would be recorded throughout 2008 and 2009.  In July 2009, we announced additional restructuring charges of between $75 and $100. Combined, we expect to incur total restructuring charges of between $150 and $175 associated with this program.  Since the beginning of 2008, we have recorded total restructuring charges of $126.5. Of that amount, $8.1 was recorded in the first quarter of 2010.  We expect to complete these restructuring actions by the end of 2010.  We recognize the restructuring charges as the detailed plans are finalized.

Our restructuring actions include consolidating facilities and reducing our workforce. The majority of the employees terminated under this plan were manufacturing and plant employees in the Americas, Europe and the Philippines.  For leased facilities that we no longer use, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments are made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect changes in the accruals for other leases due to delays in the timing of sublease recoveries, changes in estimated sublease rates, or changes in use, relating principally to facilities in the Americas.  We expect our long-term lease and other contractual obligations to be paid out over the remaining lease terms through 2015.  Our restructuring liability is recorded in accrued liabilities.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Details of the 2010 activity are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	2010 non-cash charge	Total 2010 charge

December 31, 2009	$23.7	$20.8	$0.5	$45.0	$—	$—
Cash payments	(21.1)	(5.4)	(0.8)	(27.3)	—	—
Charges/adjustments	5.9	1.5	0.9	8.3	(0.2)	8.1
March 31, 2010	$8.5	$16.9	$0.6	$26.0	$(0.2)	$8.1

As of March 31, 2010, we have approximately $22.0 in assets that are held-for-sale, primarily land and buildings, as a result of the restructuring actions we have implemented.  We have programs underway to sell these assets.

(b)         Other:

We realized recoveries on certain assets that were previously written down through other charges.

5.              Segment and customer information:

(a)         The following table indicates revenue by end market as a percentage of total revenue.  Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business; the level of program wins or losses with new, existing or disengaging customers; the phasing in or out of programs; and changes in customer demand.

	Three months ended March 31
	2009	2010

Consumer	29%	29%
Enterprise Communications	21%	21%
Telecommunications	18%	14%
Storage	8%	14%
Servers	13%	12%
Industrial, Aerospace and Defense, and Healthcare	11%	10%

(b)          For the first quarter of 2010, one customer represented more than 10% of total revenue (first quarter of 2009 — two customers individually represented more than 10% of total revenue).

6.              Supplemental cash flow information:

	Three months ended March 31
Paid during the period:	2009	2010

Interest (a)	$28.9	$12.1
Taxes (b)	$5.1	$1.0

(a)         This includes interest paid on the Notes.  Interest on the Notes was payable in January and July of each year until maturity or earlier repurchase or redemption.  See note 3(c).

(b)         Cash taxes paid is net of any income taxes recovered.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	December 31	March 31
Cash and cash equivalents are comprised of the following:	2009	2010

Cash (i)	$259.8	$260.3
Cash equivalents (i)	677.9	451.9
	$937.7	$712.2

(i)             Our current portfolio consists of certificates of deposit and certain money market funds that are secured exclusively by U.S. government securities.  The majority of our cash and cash equivalents are held with financial institutions each of which had at March 31, 2010 a Standard and Poor’s rating of A-2 or above.

7.              Derivative financial instruments:

We enter into foreign currency contracts to hedge foreign currency risks primarily relating to cash flows.  At March 31, 2010, we had forward exchange contracts covering various currencies in an aggregate notional amount of $582.7.  All derivative financial instruments are recorded at fair value on our consolidated balance sheet.  The fair value of our foreign currency contracts at March 31, 2010 was a net unrealized gain of $16.8 (December 31, 2009 — net unrealized gain of $8.0).  This is comprised of $17.8 of derivative assets recorded in prepaid and other assets and other long-term assets, and $1.0 of derivative liabilities recorded in accrued liabilities. The unrealized gains and losses are a result of fluctuations in foreign exchange rates between the time the currency forward contracts were entered into and the valuation date at period end.  The change in the net unrealized gains of our foreign currency contracts during the first quarter of 2010 is due primarily to the favourable movement in the exchange rates for the currencies that we hedge.

At March 31, 2010, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$208.6	$0.94	16	$9.4
British pound sterling	93.3	1.55	4	2.7
Thai baht	76.6	0.03	12	1.3
Mexican peso	49.0	0.08	14	1.9
Malaysian ringgit	48.6	0.29	12	1.4
Euro	37.4	1.35	5	—
Romanian lei	23.8	0.33	12	(0.2)
Singapore dollar	20.1	0.71	12	0.2
Czech koruna	13.4	0.05	9	(0.1)
Swiss franc	9.9	0.96	4	0.2
Brazilian real	2.0	0.55	3	—
Total	$582.7			$16.8

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

8.              Accumulated other comprehensive income, net of tax:

	Year ended December 31	Three months ended March 31
	2009	2010

Opening balance of foreign currency translation account	$46.7	$46.9
Currency translation adjustment	(1.6)	(2.0)
Release of cumulative currency translation to other charges	1.8	—
Closing balance	46.9	44.9

Opening balance of unrealized net gain (loss) on cash flow hedges	$(37.3)	$8.9
Net gain on cash flow hedges (a)	14.4	8.8
Net loss (gain) on cash flow hedges reclassified to operations (b)	31.8	(5.0)
Closing balance(c)	8.9	12.7

Accumulated other comprehensive income	$55.8	$57.6

(a)         Net of income tax expense of $0.3 for the three months ended March 31, 2010 ($0.1 income tax benefit for 2009).

(b)         Net of income tax benefit of $0.1 for the three months ended March 31, 2010 ($0.6 income tax expense for 2009).

(c)          Net of income tax expense of $0.3 as of March 31, 2010 ($0.1 income tax expense as of December 31, 2009).

We expect that the majority of the gains on cash flow hedges reported in accumulated other comprehensive income at March 31, 2010 will be reclassified to operations during the next 12 months, primarily through cost of sales as the underlying expenses that are being hedged are included in cost of sales.

9.              Contingencies:

Litigation:

In the normal course of our operations, we are subject to litigation and claims from time to time. We may also be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages.  They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. All defendants have filed motions to dismiss the amended complaint.  These motions are pending.  A parallel class proceeding has also been issued against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court.  We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims.  We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Income taxes:

We are subject to tax audits and reviews by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results.  Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment.  If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2003 should have been materially higher as a result of certain inter-company transactions. The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties.  We believe we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

In connection with a tax audit in Brazil, in the fourth quarter of 2009, tax authorities took the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions.  We believe we have substantial defenses to the asserted position. However, there can be no assurance as to the final resolution of this matter and, if it is determined adversely to us, the amounts we may be required to pay for taxes, interest and penalties could be material.

We have and will continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. We regularly review Brazilian laws and assess the likelihood of the realization of the future benefit of the tax losses. A change to the benefit realizable on these Brazilian losses could result in a substantial increase to our net future tax liabilities.

10.       Financial instruments - financial risks:

Currency risk:  Due to the nature of our international operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various foreign currencies. We manage our currency risk through our hedging program using forecasts of future cash flows and our balance sheet exposures denominated in foreign currencies.  Our major currency exposures, as of March 31, 2010, are summarized in U.S. dollar equivalents in the following table.  For purposes of this table, we have excluded items such as pension, post-employment benefits and income taxes, in accordance with the financial instruments standards.  The local currency amounts have been converted to U.S. dollar equivalents using the spot rates as of March 31, 2010.

	Chinese renminbi	Canadian dollar	Malaysian ringgit	Thai baht	Mexican peso

Cash and cash equivalents	$25.8	$45.7	$1.9	$0.3	$1.0
Accounts receivable	26.9	0.4	0.2	—	—
Other financial assets	0.4	—	0.4	1.3	0.1
Accounts payable and accrued liabilities	(23.6)	(27.5)	(13.0)	(12.3)	(16.3)
Net financial assets (liabilities)	$29.5	$18.6	$(10.5)	$(10.7)	$(15.2)

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At March 31, 2010, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies has the following impact:

	Chinese renminbi	Canadian dollar	Malaysian ringgit	Thai baht	Mexican peso
1% Strengthening
Net earnings	$0.3	$0.4	$(0.2)	$—	$—
Other comprehensive income	—	1.9	0.4	0.7	0.2
1% Weakening
Net earnings	(0.3)	(0.4)	0.2	—	—
Other comprehensive income	—	(1.8)	(0.4)	(0.7)	(0.2)

11.       Comparative information:

We have reclassified certain prior period information to conform to the current period’s presentation.